FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated March 5, 2002 PE

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press release regarding Announcement of Additional Information on Fintur Restructuring dated March 4, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletişim Hizmetleri A.S.

Date: March 5, 2002

By: [signature]

EKREM TOKAY

FINANCE DIRECTOR

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL ANNOUNCES ADDITIONAL INFORMATION ON FINTUR RESTRUCTURING

Istanbul, Turkey, March 4, 2002 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, announces additional information about financing of previously announced Fintur restructuring.

As announced on February 28th, the shareholders of Fintur Holdings B.V. ("Fintur") signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, Turkcell intends to buy 16.45% of Fintur's international GSM business from the Cukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell intends to sell its entire interest in Fintur's technology businesses to the Cukurova Group.

The net compensation to be paid by Turkcell to the Cukurova Group resulting from these transactions is expected to be no more than $75 million. Turkcell currently has receivables from Fintur, and the receipt of such receivables after the finalization of the transaction will offset a major portion of the net compensation paid by Turkcell to Cukurova Group. Therefore, we do not foresee any material impact on our 2002 cash flow. Furthermore, Turkcell should no longer plan future investments in Fintur's technology businesses for 2002 and going forward.

The finalization of the transaction, which is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 12.2 million postpaid and prepaid customers as of December 31, 2001. Turkcell had revenues of US$1,403.5 million and adjusted EBITDA of US$356.8 million as of September 30, 2001. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 98.03% of the towns with more than 5,000 inhabitants as of September 30, 2001. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Oksan Atilla Sanon, Corporate Communications
Tel: + 90 212 313 2301
Email: oksan.atilla@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadgcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com